Exhibit 21.1
Keryx Biopharmaceuticals, Inc.
List of Subsidiaries

Name of Subsidiary	State/Jurisdiction of Incorporation
ACCESS Oncology, Inc.	Delaware
Accumin Diagnostics, Inc.	Delaware
AOI Pharma, Inc.	Delaware
AOI Pharmaceuticals, Inc.	Delaware
Neryx Biopharmaceuticals, Inc.	Delaware
Online Collaborative Oncology Group, Inc.	Delaware
Keryx Biomedical Technologies Ltd.	Israel
Keryx (Israel) Ltd.	Israel
Keryx Biopharma UK Ltd.	United Kingdom